Exhibit 77H

On September 10, 2004, IDS Life Insurance Company (IDS Life) became the record holder of all outstanding shares of AXP Variable Portfolio - Core Equity Fund. All of the shares were purchased and are held by IDS Life pursuant to instructions from owners of variable annuity contracts issued by IDS Life. Accordingly, IDS Life disclaims beneficial ownership of all shares of the Fund.